UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 10, 2025, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Highlights New Clinical and Translational Findings Demonstrating Paxalisib’s Ability to Reinvigorate Anti-Tumor Immunity Across Multiple Advanced Breast Cancer Populations including TNBC and HER2+”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, and the quote of Professor Sudha Rao, Principal Investigator at QIMR Berghofer, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated December 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name: John Friend
Title: Chief Executive Officer

Date: December 10, 2025